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EMAIL:  AFINERMAN@OLSHANLAW.COM
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August 7, 2012

VIA EDGAR

Pamela A. Long, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	EQM Technologies & Energy, Inc.
Registration Statement on Form 10
Filed June 28, 2012
File No. 0-54750

Dear Ms. Long:

On behalf of EQM Technologies & Energy, Inc. (“EQM”), we acknowledge EQM’s receipt of the comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) dated July 25, 2012 (the “Staff Letter”) with regard to the above-referenced filing.

EQM is working diligently to prepare its responses to the Commission’s comments in the Staff Letter.  Per our discussion with Edward M. Kelly of the Commission, EQM agrees to respond to the Staff Letter on or before August 15, 2012.

If you have any questions, please contact me at (212) 451-2289.

Sincerely,

/s/ Adam W. Finerman
Adam W. Finerman, Esq.

cc:           Robert R. Galvin, EQM Technologies & Energy, Inc.

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